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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT (FORMERLY SCHERING AG)

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

D0845K100 (CUSIP Number)

DECEMBER 31, 2006

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. D0845K100	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Allianz SE FEIN 98-0122343
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

51,103
6 SHARED VOTING POWER

-0-
7 SOLE DISPOSITIVE POWER

51,103
8 SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,103
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

ITEM 1.	(a).	Name of Issuer:

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT (FORMERLY SCHERING AG)

	(b).	Address of Issuer’s Principal Executive Offices:

Müllerstrasse 178, 13353 Berlin, Federal Republic of Germany

ITEM 2.	(a).	Name of Person Filing:

Allianz SE

	(b).	Address of Principal Business Office or, if None, Residence:

Allianz SE, Königinstrasse 28, 80802 Munich, Federal Republic of Germany

	(c).	Citizenship:

See Item 4 on page 2.

	(d).	Title of Class of Securities:

The title of the securities is ordinary shares, which may also include securities held in the form of American Depositary Receipts (the “Ordinary Shares”).

	(e).	CUSIP Number:

D0845K100

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a).	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b).	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c).	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d).	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e).	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

	(f).	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g).	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h).	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i).	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j).	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See Item 9 on page 2.

(b) Percent of class: See Item 11 on page 2.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Item 5 on page 2.

(ii) Shared power to vote or to direct the vote: See Item 6 on page 2.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 on page 2.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 on page 2.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Certain of the Ordinary Shares are held in a fiduciary capacity for third parties. Allianz SE disclaims beneficial ownership of such Ordinary Shares.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Allianz SE and its subsidiaries hold Ordinary Shares of Bayer Schering Pharma Aktiengeselleschaft (formerly Schering AG) and each such Allianz SE subsidiary holds less than one percent (1%) of the Ordinary Shares of Bayer Schering Pharma Aktiengeselleschaft (formerly Schering AG).

ITEM 8.	Identification and Classification of the Members of the Group.

Not applicable

ITEM 9.	Notice of Dissolution of Group.

Not applicable

ITEM 10.	Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

FEBRUARY 14, 2007
Date

ALLIANZ SE

/s/ Harold Michael Langley-Poole Signature

Harold Michael Langley-Poole
Prokurist
Name/Title

/s/ Dr. Adrian Glaesner Signature

Dr. Adrian Glaesner
Prokurist
Name/Title